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                                                               EXHIBIT (a)(5)(N)
                                   VERIO INC.

        NOTICE REGARDING TREATMENT OF UNVESTED OPTIONS IN TENDER OFFER
                             UNDER THE VERIO INC.
         1996 STOCK OPTION PLAN, 1997 CALIFORNIA STOCK OPTION PLAN AND
                           1998 STOCK INCENTIVE PLAN
(Applicable to Option Agreements with "double trigger" acceleration of vesting provision)

1. NTT Communications Corporation ("NTT Communications") has made a tender offer to purchase all outstanding Common Stock of Verio Inc. ("Verio") for cash at a price of $60.00 per share (the "Offer"). This Notice explains the effects of the Offer on the portion of your outstanding options to purchase shares of Common Stock of Verio that previously were granted to you under the terms of Verio's 1996 Stock Option Plan, 1997 California Stock Option Plan, and/or 1998 Stock Incentive Plan (as applicable, collectively and individually, the "Plan") and your Option Agreement(s) and that remain unvested immediately prior to the completion of the Offer by NTT Communications (the "Unvested Options"). Unless otherwise defined herein, the terms defined in your Option Agreement(s) and the Plan shall have the same defined meanings in this Notice.

2. Your Unvested Options automatically will be canceled in exchange for the right to receive cash in an aggregate amount equal to (A) the product of
     (1) the number of shares of Common Stock subject to your Unvested Options and (2) the excess, if any, of the $60.00 per share Offer price over the applicable exercise price per share for the purchase of Common Stock subject to your Unvested Options, minus (B) all applicable federal, state and local taxes required to be withheld in respect of such payment. This cash will be paid to you in installments, based on the current vesting schedule applicable to your Unvested Options. These installments will be paid after the end of the calendar month which includes the date on which all or any portion of your Unvested Options would have become exercisable pursuant to the terms of your Option Agreement(s) had your Unvested Options not been canceled, and the amount of each installment will be based on the number of Unvested Options that would have become exercisable on that date. Your right to receive the cash is subject to the same terms and conditions (including vesting and forfeiture) as your Unvested Options, as set forth in your Option Agreement(s) and the Plan.

3. Under the terms of your current Option Agreement(s), if your Continuous Status as an Employee, Director or Consultant is terminated by Verio without Cause (as defined in your Option Agreement) or voluntarily by you with Good Reason (as defined in your Option Agreement) within twelve (12) months after the completion of a Corporate Transaction (as defined in your Option Agreement), your Unvested Options would automatically become exercisable. (We refer to this generally as "double trigger" acceleration.) The Offer constitutes a Corporate Transaction as defined under the Option Agreement. This same provision will apply following the completion of the Offer, so that if your Continuous Status as an Employee, Director or Consultant is terminated by Verio without Cause (as defined in your Option Agreement) or voluntarily by you with Good Reason (as defined in your
     Option
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     Agreement) within twelve (12) months after the completion of the Offer, any of the aggregate cash amount described in paragraph 2 above that remains unpaid at that time will become immediately payable.

4. Upon completion of the Offer, you will receive a written amendment to your Option Agreement(s) documenting your rights to receive cash as described in this Notice. Also upon completion of the Offer, the Plan will be terminated and you will have no further rights to acquire the Verio Common Stock represented by your Unvested Options.

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